UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report persuant to section 15(d) of
The Securities and Exchange Act of 1934

For the fiscal year ended December 31‚ 2005

Commision File Number: 0-18121

_________________

MID AMERICA BANK‚ fsb
EMPLOYEES’ PROFIT SHARING PLAN

(Full title of the plan)

MAF BANCORP, INC.
55TH & HOLMES
Clarendon Hills, IL 60514

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive officer)

REQUIRED INFORMATION

        Items 1-3. Not applicable.

        Item 4. The Mid America Bank, fsb Employees’ Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

        Financial Statements. Listed below are the financial statements and schedules filed as a part of this annual report, which are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Bank, fsb Employees’ Profit Sharing Plan (Registration No. 333-83534) with the Securities and Exchange Commission on February 28, 2002.

(a)	Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 2005.

(b)	Note to Financial Statements.

(c)	Supplemental Schedules.

Exhibits

No.23         Consent of Independent Registered Public Accounting Firm.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006	Mid America Bank, fsb
Employees’ Profit Sharing Plan

By: /s/ Michael J. Janssen
Member of Plan Administrative Committee

FINANCIAL STATEMENTS AND SCHEDULES

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

INDEX

Report of Independent Registered Public Accounting Firm

The Trustees
Mid America Bank, fsb
      Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005 and reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s administrator, and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 23, 2006
Chicago, Illinois

INDEX

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2005	2004
Assets:
Investments, at fair value:
MAF Bancorp, Inc. common stock	$21,391,296	$23,561,681
Mutual funds	40,611,659	37,311,739
Collective trust fund	10,834,687	9,509,607

Participant loan receivable	—	12,634
Cash liquidity fund	—	2,723,397

	72,837,642	73,119,058
Employer contribution receivable	2,880,000	—
Accrued dividends and interest	118,295	122,922

Total assets	75,835,937	73,241,980
Liabilities	—	—

Net assets available for plan benefits	$75,835,937	$73,241,980

See accompanying notes to the financial statements.

INDEX

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2005	2004	2003

Additions to net assets attributed to:
Interest income	$4,254	$7,708	$485,475
Dividend income	1,146,210	1,190,734	537,396

	1,150,464	1,198,442	1,022,871

Gain (loss) on sale of investments:
Mutual funds	976,916	259,513	1,059,753
Collective trust fund	59,354	82,887	(456,342)
MAF Bancorp, Inc. common stock	1,031,802	3,463,285	1,053,071

	2,068,072	3,805,685	1,656,482

Unrealized appreciation (depreciation) in
fair value of investments:
Mutual funds	1,243,725	2,653,570	590,127
Collective trust fund	306,357	(135,707)	1,512,457
MAF Bancorp, Inc. common stock	(2,596,329)	(1,747,942)	3,630,654

	(1,046,247)	769,921	5,733,238

Contributions:
Employer	2,880,000	2,720,000	2,320,000

Employee	4,326,711	3,814,964	2,563,355

	7,206,711	6,534,964	4,883,355

Transfer of assets from other plans	55,129	19,940,159	597,243

Total additions to net assets	9,434,129	32,249,171	13,893,189

Deductions from net assets attributed to:
Benefits paid to participants	6,824,411	11,597,624	2,697,532
Administrative expenses	15,762	19,222	2,154

	6,840,173	11,616,846	2,699,686

Net increase in net assets available for plan benefits	2,593,957	20,632,325	11,193,503

Net assets available for plan benefits:
Beginning of year	73,241,980	52,609,655	41,416,152

End of year	$75,835,937	$73,241,980	$52,609,655

See accompanying notes to the financial statements.

INDEX

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005, 2004 and 2003

(1)     DESCRIPTION OF PLAN

The following description of the Mid America Bank, fsb Employees’ Profit Sharing Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

      General

The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Bank, fsb and its affiliates (the “Company”) are eligible to participate in the salary deferral portion of the Plan. Employees are eligible to begin receiving employer matching and discretionary contributions at the end of the year that includes the day of each month of each Plan year after completing one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective October 1, 2003, ABN-AMRO succeeded LaSalle Bank, N.A. as the trustee of the Plan. On December 17, 2004, The Principal Financial Group announced that they were acquiring the pension and retirement services business of ABN-AMRO which was completed in the last quarter of 2005. The Principal Financial Group became the Trustee of the Plan.

      Mergers

On December 1, 2003, St. Francis Capital Corporation (“St. Francis”) was merged with and into MAF Bancorp, Inc., the parent of the Company. Concurrently, St. Francis Bank, fsb was merged into the Company and the Company became the plan sponsor for the St. Francis Bank, fsb Savings and Retirement Plan. Net assets of the St. Francis Bank, fsb Savings and Retirement Plan totaling $19,605,115, were transferred into the Plan on March 16, 2004. All former St. Francis participants who were employees on December 1, 2003 who were not already participating in the Plan as continuing employees of the Company became active participants as of such date. A year of service includes any period or periods previously credited to employees under the St. Francis Bank, fsb Savings and Retirement Plan. All participants’ balances from the merged plan are 100% vested.

On July 21, 2003, Fidelity Bancorp, Inc. was merged with and into MAF Bancorp, Inc. Concurrently, Fidelity Federal Savings Bank (“Fidelity”) was merged into the Company and the Company became the plan sponsor for the Fidelity Savings Profit Sharing Plan. Net assets of the Fidelity Savings Profit Sharing Plan totaling $337,179 were transferred into the Plan on October 1, 2003. All former Fidelity participants who were employees on July 21, 2003 who were not already participating in the Plan as continuing employees of the Company became active participants as of such date. A year of service includes any period or periods previously credited to employees under the Fidelity Savings Profit Sharing Plan. All participants’ balances from the merged plan are 100% vested.

      Transfers

Participants who have reached age 55 and completed 10 years of participation in the Plan are allowed to transfer funds from the Company’s Employee Stock Ownership Plan (“ESOP”) into the Plan. Transfers from the Company’s ESOP to the Plan totaled $55,129 in 2005 and $335,044 in 2004. There were no transfers in 2003.

      Contributions

Each year, the Plan participants may contribute up to 10% of their annual compensation as a voluntary after-tax contribution. In addition, all employees are allowed to defer up to 75% of their pre-tax compensation as 401(k) contributions up to an annual limit of $14,000 in 2005 ($13,000 in 2004 and $12,000 in 2003). Beginning in 2002, special provisions applied to employees over the age of 50, which increased the annual limit to $18,000 in 2005 ($16,000 in 2004 and $14,000 in 2003). The Company will make matching contributions equal to 35% of a participant’s pre-tax deferral amounts, up to maximum match of $1,200, for those 401(k) plan participants eligible to receive employer matching contributions. The Company, at its discretion, may make additional contributions.

INDEX

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005, 2004 and 2003

      Participant Accounts

Each participant’s contribution account is credited with the participant’s contribution and an allocation of earnings. Each participant’s Company contribution account is also credited with an allocation of the Company’s contribution and forfeitures of terminated participants’ nonvested balances, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company’s contribution and forfeitures of terminated participants’ accounts are based on the ratio that each participant’s eligible compensation for the Plan year bears to the total eligible compensation of all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s accounts. During 2005, 2004 and 2003, non-vested amounts from participants’ matching or discretionary Company contributions that were forfeited totaled $110,667, $96,931 and $71,177, respectively, which were allocated to the remaining participants’ accounts.

      Vesting

Participants are immediately vested in their pre-tax employee contributions, their after-tax employee contributions, rollover contributions and merged plan accounts plus actual earnings thereon. Vesting in the employer matching and employer discretionary contribution accounts is based on years of service as follows: Less than 2 years — 0%; 2 years — 20%; 3 years — 40%; 4 years — 60%; 5 years — 80%; 6 years or more — 100%.

      Investment Options

Upon employment at the Company, a participant may direct pre-tax or after-tax employee contributions in any of 11 investment options. Participants may change their deferral percentage and their investment choices at any time. Participant-directed investment options are listed below:

         MAF Bancorp, Inc. Common Stock

Dividends paid on shares of MAF Bancorp, Inc. purchased through the Plan are reinvested in MAF Bancorp, Inc. common stock or at the election of a participant, distributed directly to such participant in cash. It is expected that all purchases will be made at prevailing market prices. Under certain circumstances, the trustee may be required to limit the daily volume of shares purchased. Participant accounts are adjusted to reflect changes in the value of MAF Bancorp, Inc. shares resulting from dividends, stock splits and similar changes.

         Mutual Funds

        These mutual funds are in both participant and non-participant directed funds.

American Funds Washington Mutual Investor A. This large cap value fund seeks to provide income and an opportunity for growth of principal, consistent with sound common stock investments. This fund also looks for companies that have paid a dividend in nine out of the last ten years. No alcohol or tobacco related stocks are permissible. The fund invests in large, blue-chip companies believed to be undervalued. The fundamental investment approach is guided through internal research and analysis based on extensive fieldwork and direct company contact. The fund utilizes a multiple-portfolio management system. The fund is divided into nine portions, with eight portions managed by different portfolio managers and the ninth portion managed by a team of analysts. Each manager has the freedom to make investment decisions on their portion.

ABN-AMRO/ Montag & Caldwell Growth N. This large cap growth fund seeks long-term capital appreciation; income is secondary. It invests primarily in common stocks and convertible securities. The advisor selects equities that it believes are undervalued based on the issuer’s estimated earnings potential and ability to produce strong earnings growth over the next 12 to 18 months. These issuers may include established companies with histories of growth as well as companies that the advisor expects are entering periods of

INDEX

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005, 2004 and 2003

earnings growth. The fund may also invest in convertible and nonconvertible debt. It may invest up to 30% of assets in foreign securities in the form of ADRs.

First American REIT Securities Fund.This specialty real estate fund seeks current income and long-term capital growth. The fund invests at least 80% of assets in income-producing equity securities of companies in the real estate industry, primarily real-estate investment trusts, or REITs. A majority of the fund’s assets are invested in REITs.

Oakmark International Fund I. This foreign large cap value fund seeks long-term capital appreciation with investments in foreign securities that total at least 65% of their assets. As determined by the fund, these securities are undervalued relative to their underlying economic value. Long-term value is assigned to the fund on the basis of the company’s ability to generate cash flow. Degree of pricing power, market share, and quality of management provide other parameters of value. The fund may invest up to 10% of assets in low-quality debt.

PIMCO Real Return Fund ADM. This inflation-indexed bond fund seeks to realize maximum real return consistent with preservation of real capital. It normally invests at least 65% of assets in inflation-indexed bonds issued by the U.S. and foreign governments. The fund may hold bonds rated A or better and may invest up to 35% of assets in other fixed-income securities, including debt denominated in foreign currencies. It is expected that the fund’s average duration will vary approximately within the range of the average modified real duration of all inflation-indexed bonds issued by the U.S. Treasury.

Royce Total Return Fund. This small cap value fund seeks long-term growth of capital and current income. The fund normally invests at least 65% of assets in common stocks, 90% of which are dividend paying. It generally invests at least 65% of assets in securities of companies with market capitalizations of less than $2 billion at the time of investment.

American Funds Europacific Growth. This mutual fund seeks to provide long-term growth of capital by investing in equity investments of companies based outside the United States. The fund will typically invest at least 80% of its assets in securities of companies located in Europe and the Pacific Basin. The fund invests in companies believed to be attractively valued companies that represent good long-term investment opportunities. This fund is subject to risk including: market risk, growth investing risk, foreign investment risk and emerging market risk. The maximum allowance to emerging markets is 20%.

Vanguard 500 Admiral Index Fund. This fund employs an indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index dominated by the stocks of large U.S. companies. The fund attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting within the index.

Hartford Mutual Small Cap Growth. This mutual fund seeks to maximize short- and long-term capital appreciation. The fund normally invests at least 80% of assets in common stocks of small capitalization companies that the are believed to have superior growth potential. Small capitalization companies are defined for this fund as companies with market capitalizations within the collective range of the Russell 2000 and S&P Small Cap 600 Indices. The fund may invest up to 20% of total assets in securities of foreign issuers and non-dollar securities.

         Collective Trust Fund

ABN-AMRO Income Plus Fund. This fund seeks to preserve principal, maximize income and provide a high degree of liquidity, without sacrificing credit quality, by investing in competitive fixed income returns in different interest environments. The fund invests in a diversified portfolio consisting primarily of alternative

INDEX

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005, 2004 and 2003

investment contracts, guaranteed investment contracts and money market instruments. This fund is in both participant and non-participant directed funds.

         Non-Participant Directed Funds

        The following mutual funds are solely non-participant directed funds:

Evergreen Select High Yield Bond Fund. This fund seeks to provide a diversified portfolio of high yield securities with a minimum credit rating of single B, with a focus on companies benefiting from a favorable industry environment or positive internal changes. The fund will not invest in securities rated CCC or below, emerging debt or derivatives.

Oppenheimer Developing Markets. This fund seeks long-term capital appreciation. The fund normally invests at least 65% in at least three developing markets in equity securities of issuers whose principal activities are in developing markets. It can invest up to 100% of its assets in foreign securities. It will usually emphasize investments in growth companies, which can be in any market capitalization range.

American Century Intl Bond Fund — Inv. This fund normally invests at least 65% of assets in government bonds rated AAA or of comparable quality. It buys high quality, non-dollar denominated government and corporate debt securities outside the U.S.

      Participant Loans

The Plan does not allow participant loans. However, the Mid Town Bank Savings and Profit Sharing Plan had three loans outstanding which were transferred into the Plan as of September 20, 2002. Two of these loans were repaid during 2004 and the final loan was repaid during 2005.

      Payment of Benefits

On termination of service, participants may elect to either leave their account balances in the Plan until age 70½ if the balance exceeds $1,000, or receive a lump-sum amount equal to the value of their vested account. Benefits are recorded when paid.

(2)     Summary of Significant Accounting Policies

      Basis of Presentation

        The accompanying financial statements have been prepared using the accrual basis of accounting.

      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investments

Investments in mutual funds, collective trust funds and common stock are stated at fair value as determined by reference to quoted market prices. The cash liquidity fund and participant loans receivable are stated at face value plus accrued interest, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on sales are computed using the specific identification method for the individual asset. Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned.

INDEX

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005, 2004 and 2003

The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments.

(3)     Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)     Administrative Expenses

        The Company generally pays the administrative expenses of the Plan.

(5)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)     Transactions With Parties-in-Interest

        The following table summarizes balances related to transactions of the Plan with parties-in-interest:

	At or for the Year Ended December 31,
	2005	2004	2003

MAF Bancorp, Inc. common stock	$21,391,296	$23,561,681	$24,525,328
Collective trust fund*	10,834,687	9,509,607	8,375,453
Interest income	—	3,530	306,588
Dividend income	478,801	474,346	424,117
Contributions to the Plan	2,880,000	2,720,000	2,320,000

        *Collective trust fund is comprised of the ABN-AMRO Income Plus Fund.

(7)     Investments

As of December 31, 2005 and 2004, the Plan held the following investments which comprised 5% or more of the Plan’s net assets, at fair value:

	December 31,
	2005	2004
MAF Bancorp, Inc. common stock	$21,391,296	$23,561,681
ABN-AMRO Income Plus Fund	10,834,687	9,509,607
Mutual Funds:
ABN-AMRO/ Montag & Caldwell Growth N	11,930,617	12,653,971
American Funds Washington Mutual Investor A	5,928,150	6,023,025
PIMCO Real Return Fund	4,180,984	3,678,904

INDEX

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005, 2004 and 2003

(8)     Risks and Uncertainties

Plan investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(9)     Non-participant Directed Investments

Information about the net assets and the changes in net assets relating to the non-participant directed investments is shown below. The collective trust fund is managed by the Company (or one of its affiliates) that also serves as an independent trustee of the Plan.

	December 31,
	2005	2004
Assets:
Investments, at fair value:
Mutual Funds:
Oppenheimer Developing Markets	$1,581,403	$1,558,732
PIMCO Real Return Fund ADM	1,533,002	1,306,473
First American REIT Securities Fund	1,357,785	1,304,344
Evergreen Select High Yield Bond Fund	1,278,481	1,141,193
American Funds Europacific Growth	939,479	—
Hartford Mutual Small Cap Growth	981,809	—
American Funds Washington Mutual Investor A	645,485	825,327
Royce Total Return Fund	968,957	866,485
Brown Capital Management Small Co. Fund I	—	768,162
Oakmark International Fund I	910,448	826,390
Artisan Funds Inc. International Fund	—	738,444
ABN-AMRO / Montag & Caldwell Growth N	629,873	639,088
Vanguard 500 Admiral Index Fund	646,346	—
American Century Intl Bond Fund - Inv	758,001	664,110
ABN-AMRO Income Plus fund	760,000	93,283
Cash liquidity fund	—	2,723,397

	12,991,069	13,455,428
Employer contribution receivable	2,200,075	—

	15,191,144	13,455,428
Liabilities	—	—

	$15,191,144	$13,455,428

(Continued)

INDEX

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005, 2004 and 2003

      Non-participant Directed Investments, continued

	Year Ended December 31,
	2005	2004	2003
Additions to net assets attributed to:
Interest income	$—	$7,044	$273,963
Dividend income	518,481	368,892	—

	518,481	375,936	273,963

Gain (loss) on sale of investments:
Mutual funds	(185,694)	69,584	110,426
Collective trust funds	187,638	10,984	(456,342)

	1,944	80,568	(345,916)

Unrealized appreciation (depreciation) in fair
value of investments:
Mutual funds	287,289	1,004,727	653,500
Collective trust funds	(133,117)	(41,260)	744,441

	154,172	963,467	1,397,941

Contributions:
Employer	2,131,446 (1)	2,720,000	1,886,802 (1)
Employee	1,733	2,072	9,473
Forfeitures	—	7,933	—

	2,133,179	2,730,005	1,896,275

Total additions to net assets	2,807,776	4,149,976	3,222,263

Deductions from net assets attributed to:
Benefits paid to participants	1,066,859	898,267	593,903
Administrative expenses	5,201	4,518	566

	1,072,060	902,785	594,469

Transfers to participant directed
Investments	—	—	(2,862,499	) (2)

Increase (decrease) in net assets
available for plan benefits	$1,735,716	$3,247,191	$(234,705)

Net assets available for plan benefits:
Beginning of year	13,455,428	10,208,237	10,442,942

End of year	$15,191,144	$13,455,428	$10,208,237

_________________

(1)	During the year ended December 31, 2005, the employer contribution of $2,880,000 included participant directed matching funds of $684,239 and for the plan year ended December 2003, the employer contribution of $2,320,000 included participant directed matching funds of $433,198.

(2)	Participant account balances of $2,806,454 in the collective trust funds representing prior years accumulated forfeitures and employer matching contributions were transferred to participant directed funds as of October 1, 2003, net of forfeitures allocated in 2003.

(10)     Subsequent Event

On February 1, 2006, EFC Bancorp, Inc. was merged with and into MAF Bancorp, Inc., or Company. Concurrently, the EFS Bank was merged into Mid America Bank, fsb, who thereupon became the plan sponsor for the Elgin Financial Center, SB 401(k) Employee Benefit Plan and Trust. The acquired company plan was merged into the Mid America Bank, fsb Employees’ Profit Sharing Plan on April 3, 2006, and assets were transferred at that time. All former EFC Bancorp participant amounts became 100% vested on February 1, 2006.

INDEX

Schedule 1

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of
Assets (Held at End of Year)
December 31, 2005

Identity of Issue	Number Of Shares or Units	Maturity Date	Interest Rate	Cost	Current Value
Mutual Funds:
Participant Directed:
Oakmark International Fund I	108,693	N/A	N/A	$2,405,296	$2,447,776

Capital Research and Management Company -
Europacific	44,633	N/A	N/A	1,831,318	1,834,409
First American REIT Securities Fund	81,934	N/A	N/A	1,713,655	1,647,686
Hartford Small Cap Growth	47,243	N/A	N/A	988,325	986,437
Royce Total Return Fund	139,201	N/A	N/A	1,737,453	1,753,925
ABN-AMRO / Montag & Caldwell
Growth N	474,822	N/A	N/A	10,980,480	11,300,744
PIMCO Real Return Fund ADM	238,988	N/A	N/A	2,693,786	2,647,982
American Funds Washington Mutual
Investor A	171,293	N/A	N/A	5,142,535	5,282,665
Vanguard 500 Index Fund	4,168	N/A	N/A	462,762	478,966
Non-Participant Directed Funds:
Oppenheimer Developing Markets	43,510	N/A	N/A	1,487,436	1,581,403
PIMCO Real Return Fund ADM	138,299	N/A	N/A	1,554,869	1,533,002
First American REIT Securities Fund	67,489	N/A	N/A	1,406,918	1,357,785
Capital Research and Management Company -
Europacific	22,849	N/A	N/A	937,479	939,479
Evergreen Select High Yield Bond Fund	139,209	N/A	N/A	1,266,305	1,278,481
Hartford Small Cap Growth	47,001	N/A	N/A	971,931	981,809
American Funds Washington Mutual
Investor A	20,921	N/A	N/A	627,276	645,485
Royce Total Return Fund	76,869	N/A	N/A	954,785	968,957
Oakmark International Fund I	40,411	N/A	N/A	931,276	910,448
ABN-AMRO / Montag& Caldwell
Growth N	26,454	N/A	N/A	611,203	629,873
Vanguard 500	5,622	N/A	N/A	615,223	646,346
American Century Intl Bond Fund - Inv	58,149	N/A	N/A	789,045	758,001

Total Mutual Funds				40,109,356	40,611,659

Collective Trust Funds:
Participant Directed:
ABN-AMRO Income Plus Fund	1,711,527	N/A	N/A	10,030,728	10,074,687
Non-Participant Directed Funds:
ABN-AMRO Income Plus Fund	129,112	N/A	N/A	753,918	760,000

Total Collective Trust Funds				10,784,646	10,834,687

Common stock - MAF Bancorp, Inc.* -
participant directed	516,948	N/A	N/A	20,889,437	21,391,296

      N/A – Not applicable.

        *Asterisk denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

See accompanying report of independent registered public accounting firm.

INDEX

Schedule 2

MID AMERICA BANK, fsb
EMPLOYEES’ PROFIT SHARING PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2005

The following schedule identifies all transactions or series of transactions that have exceeded 5% of the fair value of plan assets as of the beginning of the plan year.

Identity of Issue	Description	Purchase Price	Selling Price	Cost	Market Value at date of Transaction	Realized Gain

NONE

See accompanying report of independent registered public accounting firm.